UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of Euroseas Ltd. (the "Company") as of and for the six-month period ended June 30, 2022. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Inline Extensible Business Reporting Language (iXBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-237128) filed with the Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: 11 October, 2022	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2022. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on April 22, 2022.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2021 and 2022, and as of December 31, 2021 and June 30, 2022. The selected consolidated statement of comprehensive income, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2021 and 2022.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30
	2021	2022
Statement of Comprehensive Income Data
Time charter revenue	33,973,743	97,448,528
Commissions	(1,373,981)	(3,595,381)
Voyage expenses	(277,982)	(551,286)
Vessel operating expenses	(13,802,119)	(17,830,465)
Drydocking expenses	(229,384)	(2,502,744)
Related party management fees	(2,148,221)	(2,345,944)
Vessel depreciation	(3,193,086)	(7,827,654)
General and administrative expenses	(1,500,651)	(1,960,481)
Other operating income /(expenses)	1,296,496	(350,000)
Loss on sale of vessel	(9,417)	-
Operating income	12,735,398	60,484,573
Other (expenses) / income, net	(999,072)	201,563
Net income	11,736,326	60,686,136
Dividend Series B Preferred Shares	(255,324)	-
Preferred deemed dividend	(345,423)	-
Net income attributable to common shareholders	11,135,579	60,686,136
Earnings per share attributable to common shareholders- basic	1.65	8.40
Weighted average number of shares outstanding during the period, basic	6,745,305	7,223,189
Earnings per share attributable to common shareholders- diluted	1.64	8.36
Weighted average number of shares outstanding during the period, diluted	6,789,718	7,256,434

	Six Months Ended June 30,
Cash Flow Data	2021	2022
Net cash provided by operating activities	14,110,249	64,037,665
Net cash used in investing activities	(225,136)	(67,246,904)
Net cash used in financing activities	(9,179,332)	(17,760,983)

Balance Sheet Data	December 31, 2021	June 30, 2022
Total current assets	32,893,779	10,716,808
Vessels, net	176,111,486	233,602,546
Advances for vessels under construction	7,615,958	37,796,368
Other non-current assets	4,800,000	6,414,196
Total assets	221,421,223	288,529,918
Current liabilities	37,145,124	47,054,094
Total long-term liabilities	107,419,203	107,495,189
Long term bank loans, including current portion	118,039,000	104,435,072
Total liabilities	144,564,327	154,549,283
Total shareholders' equity	76,856,896	133,980,635

	Six Months Ended June 30,
	2021	2022
Other Fleet Data (1)
Number of vessels	14.00	16.23
Calendar days	2,534.0	2,938.0
Available days	2,534.0	2,879.4
Voyage days	2,491.7	2,863.1
Utilization Rate (percent)	98.3%	99.4%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	13,523	33,843
Vessel Operating Expenses	5,447	6,069
Management Fees	848	798
General &Administrative Expenses	592	667
Total Operating Expenses excluding drydocking expenses	6,887	7,534
Drydocking expenses	91	852

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2021 (“Item 5A-Operating Results.”) filed on April 22, 2022.

(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and because we believe it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2021). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of comprehensive income and our calculation of TCE rates for the periods presented.

	Six Months Ended June 30
	2021	2022
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)

Time charter revenue	33,973,743	97,448,528
Voyage expenses	(277,982)	(551,286)
Time Charter Equivalent or TCE Revenues	33,695,761	96,897,242
Voyage days	2,491.7	2,863.1
Average TCE rate	13,523	33,843

Six months ended June 30, 2022 compared to six months ended June 30, 2021.

Time charter revenue. Time charter revenue for the six-month period ended June 30, 2022 was $97.4 million, significantly increased compared to the same period in 2021 during which time charter revenue amounted to $34.0 million. The increase in time charter revenue was due to the fact that market charter rates in the six months of 2022 were on average at higher levels for our containership vessels compared to the first six months of 2021. While employed, our vessels generated an increased average TCE rate of $33,843 per day per vessel in the first six months of 2022, compared to $13,523 per day per vessel for the same period in 2021 (see calculation in the table above). An average of 16.23 vessels operated in the six months of 2022 for a total of 2,938 ownership days as compared to an average of 14.00 vessels during the same period in 2021 or 2,534 ownership days, a 15.9% increase in terms of ownership days. Our voyage days, reflecting the number of days our fleet earned revenue, increased by 14.9% to 2,863.1 days in the first six months of 2022 from 2,491.7 days in the same period in 2021. During the first six months of 2022, we had 58.6 scheduled off-hire days, 5.3 commercial off-hire days and 11.0 operational off-hire days compared to nil scheduled off-hire days, nil commercial off-hire and 42.3 operational off-hire days in the first six months of 2021.

Commissions. Commissions for the six-month period ended June 30, 2022 amounted to $3.6 million. At 3.7% of time charter revenues, the percentage of commissions over revenues was marginally lower than in the same period of 2021 during which they amounted to 4.0% over revenues. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses. Voyage expenses for the six-month period ended June 30, 2022 were $0.6 million and related to expenses for repositioning voyages between time charter contracts and owners expenses at certain ports, compared to $0.3 million for the same period of 2021. Voyage expenses depend on the number of days our vessels are sailing for repositioning and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (0.8% and 0.6% in the first six months of 2021 and 2022, respectively) of charter revenues.

Vessel operating expenses. Vessel operating expenses were $17.8 million during the first six months of 2022 compared to $13.8 million for the same period of 2021. Daily vessel operating expenses increased between the two periods to $6,069 per day per vessel in the first six months of 2022 compared to $5,447 per day during the same period of 2021, a 11.4% increase, mainly due to difficulties in crew rotation due to COVID-19 related restrictions, the higher prices paid for the supply of lubricants and the increase in hull and machinery insurance premiums in the first six months of 2022, compared to the corresponding period in 2021.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2022, three of our vessels completed their intermediate survey in water, one of our vessels completed her special survey with drydock and another entered into a drydock in order to complete her special survey for a total cost of $2.5 million during the period; the latter being completed within the third quarter of 2022. During the first six months of 2021, total drydocking costs amounted to $0.2 million, relating to expenses for upcoming drydockings.

Vessel depreciation. Vessel depreciation for the six-month period ended June 30, 2022 was $7.8 million. Comparatively, vessel depreciation for the six-month period ended June 30, 2021 amounted to $3.2 million. This increase was due to the higher average number of vessels operating in the first six months of 2022 compared to the same period of 2021 and the fact that the new vessels acquired in the fourth quarter of 2021 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first six months of 2022, Eurobulk charged us 720 Euros per day per vessel totaling $2.3 million for the period, or $798 per day per vessel. In the same period of 2021, management fees amounted to $2.1 million, or $848 per day per vessel based on the daily rate per vessel of 685 Euros. The increase in the total management fees is primarily due to the higher number of vessels operating during the first six months of 2022 compared to the same period of 2021 and the increase in the daily management fee rate, partly set off by the favourable movement in Dollar/Euro exchange rates.

Other operating (income)/expenses. During the six-month period ended June 30, 2022, other operating expenses amounted to $0.35 million, relating to the settlement of accounts with charterers. For the six month period ended June 30, 2021, other operating income amounted to $1.3 million, which relates to the following incidents: The Company recognized other operating income of $0.2 million relating to the collection of amounts previously written off, relating to accounts with charterers of sold vessels. The Company also reached a settlement agreement in relation to a dispute with a fuel oil supplier dating back to 2009 in respect of vessel “Ninos”, to pay $0.06 million to the claimants in order for them to withdraw their claim, recording other operating income of $0.1 million, against the provision of $0.15 million already booked in prior years. Additionally, the Company recognized another $1.0 million of other operating income consisting of the proceeds of a claim award related to the sale of one of our vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed to be completed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020.

General and administrative expenses. These expenses include the fixed portion of our management fees which have remained unchanged between the periods compared, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance, and other miscellaneous corporate expenses. In the first six months of 2022, we incurred a total of $2.0 million of general and administrative expenses, compared to $1.5 million in the same period of 2021. This increase is mainly attributable to the increased cost of our stock incentive plan.

Interest and other financing costs. Interest expense and other financing costs for the six-month period ended June 30, 2022 were $2.1 million. Comparatively, during the same period in 2021, interest and other financing costs amounted to $1.4 million. The increase is primarily due to the increased amount of debt and LIBOR rates partly offset by the lower bank loan margin rates for the six-month period ended June 30, 2022 compared to the same period in 2021. For the six-month period ended June 30, 2022, our average outstanding debt was approximately $99 million compared to an average outstanding debt of approximately $68 million for the six-month period ended June 30, 2021.The weighted average LIBOR rate on our bank debt for the six-month period ended June 30, 2022 was 0.5%, while the weighted average margin over LIBOR was 3.1% for a total weighted average interest rate of 3.6% per annum as compared to a weighted average LIBOR rate for the six month period ended June 30, 2021 of 0.1%, and a weighted average margin over LIBOR of 3.6% for a total weighted average interest rate of 3.7% per year.

Other (expenses)/income, net. This line includes in addition to Interest and other financing costs, discussed above, Gain on derivatives, net, Foreign exchange (loss)/ gain and Interest income. In the first six months of 2022, the Company recognized a $2.4 million unrealized gain and a $0.1 million realized loss on three interest rate swaps, as compared to a $0.5 million unrealized gain and a $0.1 million realized loss on one interest rate swap in the first six months of 2021. Overall, Other income, net amounted to a total expense of $0.2 during the first six months of 2022 compared to Other expenses, net, of $1.0 million during the first six months of 2021.

Net income and net income attributable to common shareholders. As a result of the above, net income and net income attributable to common shareholders for the six months ended June 30, 2022 amounted to $60.7 million compared to a net income of $11.7 million for the same period in 2021. After payment of dividends of $0.3 million to our Series B Preferred Shares which were fully redeemed in June 2021 and a preferred deemed dividend of $0.3 million, the net income attributable to common shareholders amounted to $11.1 million for the six months ended June 30, 2021.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows, long-term borrowings and proceeds from vessel sales. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt, repurchasing common shares under our share repurchase program, payments for vessels under construction and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows.

Our medium and long-term liquidity requirements are funding the equity portion of vessel acquisitions and vessels under construction, debt repayment and payment of cash dividends when declared.

Our total cash and cash equivalents and restricted cash at June 30, 2022 were $10.5 million, a decrease of $21.0 million from $31.5 million at December 31, 2021. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

In June 2021, the Company decided to proceed with the construction of two newbuilding feeder container carriers for a total cost of $76.1 million. In January 2022, the Company signed an agreement for the construction of another two newbuilding feeder container carriers for a total cost of $86.3 million. In March 2022, the Company signed another agreement for the construction of three newbuilding feeder container carriers for a total cost of $103.8 million. In May 2022, the Company signed another agreement for the construction of two newbuilding feeder container carriers for a total cost of $86.7 million. All of the new building vessels will be financed with a combination of debt and own cash. For the construction of the above vessels an amount of $100.6 million is payable in the twelve-month period ending June 30, 2023. Another $157.9 million are payable until June 30, 2024, with a remaining amount of $56.7 million to be paid by the end of 2024. All the payments are guaranteed by the Company. For the next twelve months, we expect our daily TCE rates to potentially increase compared to 2021, due to the amount of fixed contracts we have in place for the majority of the respective period. We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations. In addition, on September 13, 2022, we signed a term sheet for a loan of up to $19.25 million using as collateral the two vessels acquired in 2022 (refer to “Recent Developments” section). In the event that these are not sufficient, we may also use funds from new mortgage debt financing for the vessels under construction and the two unencumbered vessels we own (in addition to the two abovementioned vessels), debt refinancing, debt balloon payment refinancing, proceeds from our on-going at-the-market offering and other equity offerings, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans.

Cash Flows

As of June 30, 2022, we had a working capital deficit of $36.3 million, which includes balloon loan repayments of $6.2 million and $6 million due in February 2023 and May 2023, respectively. For the six-month period ended June 30, 2022 we reported a net income and a net income attributable to common shareholders of $60.7 million and generated net cash from operating activities of $64.0 million. Our cash balance amounted to $5.0 million and cash in restricted and retention accounts amounted to $5.6 million as of June 30, 2022.

Net cash from operating activities.

Our cash flow surplus from operating activities for the six months ended June 30, 2022 was $64.0 million as compared to a cash flow surplus of $14.1 million in the six months ended June 30, 2021.

The major driver of the change of cash flows from operating activities for the period ended June 30, 2022 compared to the period ended June 30, 2021, was the increase in net revenue to $93.9 million for the six-month period ended June 30, 2022 from $32.6 million for the corresponding period in 2021, which was also reflected in our operating income after excluding non-cash items for the respective period, i.e. vessel depreciation, share based compensation and amortization of fair value of below market time charters acquired, of $65.7 million for the period ended June 30, 2022 compared to an operating income after excluding non-cash items for the respective period, i.e. vessel depreciation, share based compensation and loss on sale of vessel, of $16.0 million for the corresponding period in 2021.

Net cash from investing activities.

Net cash flows used in investing activities were $67.2 million for the period ended June 30, 2022, compared to $0.2 million for the same period of 2021. The net increase in cash flows used in investing activities of $67.0 million is mainly attributable to payments of $36.5 million for vessel acquisitions and capitalized expenses, as well as payments of $30.2 million for vessels under construction within the six-month period ended June 30, 2022. No payments for vessel acquisitions and vessels under construction took place in the six-month period ended June 30, 2021.

Net cash from financing activities.

Net cash flows used in financing activities were $17.8 million for the six months ended June 30, 2022, compared to $9.2 million for the six months ended June 30, 2021. In the six months ended June 30, 2022, debt principal payments increased by $6.0 million (including related party loan repayments), compared to the same period of 2021. During the six months ended June 30, 2022 there was also an outflow of $3.6 million used for dividend payments as part of our recently reinstated stock dividend plan and another $0.3 million used for share repurchases under our share repurchase plan of up to $20 million. During the six months ended June 30, 2021, the Company also had an inflow of $0.7 million in net proceeds from issuance of common stock, while there were no such proceeds during the six months ended June 30, 2022. In addition, during the six months ended June 30, 2021 there was an outflow of $2.0 million used for redemption of Series B Preferred Shares and $0.1 million paid for dividends on the Series B Preferred Shares.

Debt Financing

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2022, we had seven outstanding loans with a combined outstanding balance of $105.2 million. These loans mature between 2022 and 2025. Our long-term debt as of June 30, 2022 comprises bank loans granted to our vessel-owning subsidiaries with margins over LIBOR ranging from 2.35% to 3.90%. A description of our loans as of June 30, 2022 is provided in Note 8 of our attached financial statements. As of June 30, 2022, we are scheduled to repay approximately $40.0 million of the above loans in the following twelve months.

Recent Developments

In July, August and September 2022, the Company had repurchased and cancelled 88,980 common shares under its share repurchase program for a total cost of approximately $2.0 million.

On August 10, 2022, the Board of Directors declared a cash dividend of $0.50 per common share of the Company.  Such cash dividend was paid on September 15, 2022 to the holders of record of Euroseas Ltd. common shares as of September 9, 2022.

On September 13, 2022, the Company signed a loan agreement with HSBC Bank plc., for a loan up to lesser of $19.25 million or 55.0% of the vessels market value of M/V “Rena P” and M/V “Emmanuel P”, to finance general purposes of the borrowers and the guarantor, being the Company. On September 16, 2022, the Company drew an amount of $19.25 million. The loan is payable in ten equal consecutive quarterly instalments of $1.0 million each, followed by a $9.25 balloon payment to be repaid together with the last installment. The interest rate margin is 1.95% per annum over Term Secured Overnight Financing Rate (Term SOFR). The loan is secured with (i) first priority mortgage over M/V “Rena P” and M/V “Emmanuel P”, (ii) first assignment of earnings of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2021	June 30, 2022
Assets
Current assets
Cash and cash equivalents		26,530,944	4,952,773
Trade accounts receivable, net		1,274,729	436,297
Other receivables		1,722,885	1,056,763
Inventories		2,274,454	2,425,346
Restricted cash	8	167,285	175,234
Prepaid expenses		382,729	685,848
Derivatives	13	540,753	984,547
Total current assets		32,893,779	10,716,808

Long-term assets
Vessels, net	4	176,111,486	233,602,546
Advances for vessels under construction	3	7,615,958	37,796,368
Restricted cash	8	4,800,000	5,400,000
Derivatives	13	-	1,014,196
Total assets		221,421,223	288,529,918

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	8	29,034,049	39,637,129
Trade accounts payable		2,804,194	3,228,537
Accrued expenses		1,702,925	1,720,132
Accrued dividends	10	-	31,675
Deferred revenues		3,293,986	2,336,057
Due to related company	6	309,970	100,564
Total current liabilities		37,145,124	47,054,094

Long-term liabilities
Long-term bank loans, net of current portion	8	89,004,951	64,797,943
Derivatives	13	952,666	-
Fair value of below market time charters acquired	5	17,461,586	42,697,246
Total long-term liabilities		107,419,203	107,495,189
Total liabilities		144,564,327	154,549,283

Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 7,294,541 and 7,279,939, issued and outstanding)	12	218,836	218,398
Additional paid-in capital		264,609,233	264,694,337
Accumulated deficit		(187,971,173)	(130,932,100)
Total shareholders’ equity		76,856,896	133,980,635
Total liabilities and shareholders’ equity		221,421,223	288,529,918

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2021	2022
Revenues
Time charter revenue		33,973,743	97,448,528
Commissions (including $338,985 and $1,218,107, respectively, to related party)	6	(1,373,981)	(3,595,381)
Net revenue		32,599,762	93,853,147

Operating expenses / (income)
Voyage expenses		277,982	551,286
Vessel operating expenses (including $108,995 and $181,434, respectively, to related party)	6	13,802,119	17,830,465
Dry-docking expenses		229,384	2,502,744
Vessel depreciation	4	3,193,086	7,827,654
Related party management fees	6	2,148,221	2,345,944
Other operating (income) /expenses	7	(1,296,496)	350,000
General and administrative expenses (including $1,000,000 to related party)	6	1,500,651	1,960,481
Loss on sale of vessel		9,417	-
Total operating expenses, net		19,864,364	33,368,574
Operating income		12,735,398	60,484,573

Other income/(expenses)
Interest and other financing costs (including $50,000 and nil, respectively, to related party)	6,8	(1,381,667)	(2,146,602)
Gain on derivatives, net	13	388,145	2,309,904
Foreign exchange (loss) / gain		(7,504)	37,314
Interest income		1,954	947
Other (expenses) / income, net		(999,072)	201,563
Net income		11,736,326	60,686,136
Dividend Series B Preferred shares	12	(255,324)	-
Preferred deemed dividend	12	(345,423)	-
Net income attributable to common shareholders		11,135,579	60,686,136
Earnings per share attributable to common shareholders, basic	11	1.65	8.40
Weighted average number of shares outstanding during the period, basic		6,745,305	7,223,189
Earnings per share attributable to common shareholders, diluted	11	1.64	8.36
Weighted average number of shares outstanding during the period, diluted		6,789,718	7,256,434

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, January 1, 2021	6,708,946	201,268	257,467,980	(230,333,881)	27,335,367
Net income	-	-	-	11,736,326	11,736,326
Dividends to Series B preferred shares	-	-	-	(255,324)	(255,324)
Preferred deemed dividend	-	-	-	(345,423)	(345,423)
Issuance of shares sold at the market (ATM), net of issuance costs	82,901	2,488	741,065	-	743,553
Issuance of shares in connection with the redemption of Series B Preferred Shares	453,044	13,591	6,351,673	-	6,365,264
Offering expenses	-	-	(87,229)	-	(87,229)
Share-based compensation	-	-	57,850	-	57,850
Balance, June 30, 2021	7,244,891	217,347	264,531,339	(219,198,302)	45,550,384

Balance, January 1, 2022	7,294,541	218,836	264,609,233	(187,971,173)	76,856,896
Net income	-	-	-	60,686,136	60,686,136
Repurchase of common shares (Note 12)	(14,602)	(438)	(346,398)	-	(346,836)
Share-based compensation	-	-	431,502		431,502
Dividends declared and paid ($0.50 per share) (Note 12)	-	-	-	(3,647,063)	(3,647,063)
Balance, June 30, 2022	7,279,939	218,398	264,694,337	(130,932,100)	133,980,635

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2021	2022
Cash flows from operating activities:
Net income	11,736,326	60,686,136
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,193,086	7,827,654
Amortization of deferred charges	98,560	166,993
Share-based compensation	57,850	431,502
Unrealized gain on derivatives	(473,647)	(2,410,656)
Amortization of fair value of below market time charters acquired	-	(3,063,787)
Loss on sale of vessel	9,417	-
Changes in operating assets and liabilities	(511,343)	399,823
Net cash provided by operating activities	14,110,249	64,037,665

Cash flows from investing activities:
Cash paid for vessels under construction	-	(30,161,477)
Cash paid for vessel acquisitions and capitalized expenses	-	(36,504,636)
Cash paid for vessel improvements	(225,136)	(580,791)
Net cash used in investing activities	(225,136)	(67,246,904)
Cash flows from financing activities:
Redemption of Series B preferred shares	(2,000,000)	-
Proceeds from issuance of common stock, net of commissions paid	743,553	-
Cash paid for share repurchase	-	(346,836)
Preferred dividends paid	(91,608)	-
Dividends paid	-	(3,615,388)
Repayment of long-term bank loans	(5,270,920)	(13,770,921)
Repayment of related party loan	(2,500,000)	-
Offering expenses paid	(60,357)	(27,838)
Net cash used in financing activities	(9,179,332)	(17,760,983)
Net increase / (decrease) in cash, cash equivalents and restricted cash	4,705,781	(20,970,222)
Cash, cash equivalents and restricted cash at beginning of period	6,338,177	31,498,229
Cash, cash equivalents and restricted cash at end of period	11,043,958	10,528,007

Cash breakdown
Cash and cash equivalents	8,267,771	4,952,773
Restricted cash, current	876,187	175,234
Restricted cash, long term	1,900,000	5,400,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	11,043,958	10,528,007

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroseas Ltd. was formed on  May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of certain ship-owning companies. Euroseas Ltd., through its wholly owned vessel owning subsidiaries (collectively the "Company" or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 6).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, collectively own 54.0% of the Company’s shares as of  June 30, 2022.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended  December 31, 2021 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on  April 22, 2022.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended  June 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending  December 31, 2022.

As of  June 30, 2022, the Company had a working capital deficit of $36.3 million, which includes balloon loan repayments of $6.2 million and $6 million due in February 2023 and May 2023, respectively. For the six-month period ended  June 30, 2022, the Company reported a net income and a net income attributable to common shareholders of $60.7 million and generated net cash from operating activities of $64.0 million. The Company’s cash balance amounted to $5.0 million, while cash in restricted and retention accounts amounted to $5.6 million as of  June 30, 2022. As noted in Note 3 below, the Company entered into agreements for the construction of nine container carriers vessels. For the construction of the above vessels an amount of $100.6 million is payable in the twelve-month period ending June 30, 2023. Another $157.9 million are payable until June 30, 2024, within a remaining amount of $56.7 million payable by the end of 2024. All the payments are guaranteed by the Company. In addition, on September 16, 2022, a loan of $19.25 million was drawn using as collateral the two vessels acquired in 2022 (see Note 14). The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

In the event that these sources are not sufficient, the Company  may also use funds from new mortgage debt financing for the vessels under construction and the two unencumbered vessels that the Company owns (in addition to the two abovementioned vessels which were encumbered in September 2022), debt refinancing, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

2. Significant Accounting Policies

A summary of the Company's significant accounting policies is discussed in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended  December 31, 2021 (the “2021 Annual Report”). There have been no changes to the Company’s significant accounting policies.

3.  Advances for Vessels under Construction

On June 29, 2021, the Company entered into a contract with Hyundai Mipo Dockyard Co. in South Korea, for the construction of two eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of 2,800 teu each. The delivery of the vessels is scheduled for the first and the second quarter of 2023, respectively. The aggregate cost of the two newbuilding vessels is approximately $76.1 million.

On  January 28, 2022, the Company signed a contract for the construction of two eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2023 and first quarter of 2024, respectively. The total consideration for these two newbuilding contracts is approximately $86.3 million.

On  March 18, 2022, the Company signed a contract for the construction of three 1,800 teu eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 1,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Kore. The three newbuildings are scheduled to be delivered during the first half of 2024, one in the first and two in the second quarter of 2024. The total consideration for the construction of the three vessels is approximately $103.8 million.

On May 20, 2022, the Company exercised its option to proceed with the construction of two additional eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2024. The total consideration for these two newbuilding contracts is approximately $86.7 million.

As of June 30, 2022 the amount of the advances for vessels under construction amounts to $37,796,368 mainly representing progress payments according to the agreements entered into with the shipyard as well as legal and other costs related to the construction. The Company intends to finance the cost of all newbuilding contracts with a combination of debt and own cash.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2022	201,187,677	(25,076,191)	176,111,486
Depreciation for the period	-	(7,827,654)	(7,827,654)
Delivery of M/V “Emmanuel P”	33,270,105	-	33,270,105
Delivery of M/V “Rena P”	31,036,029	-	31,036,029
Capitalized expenses	1,012,580	-	1,012,580
Balance, June 30, 2022	266,506,391	(32,903,845)	233,602,546

Capitalized expenses for the six-month period ended  June 30, 2022 mainly refer to installation of Water Ballast Treatment (“WBT”) system on four of the Company’s vessels. All these installations qualified as vessel improvements and were therefore capitalized.

On  May 3, 2022, Emmanuel Shipping Ltd., signed a memorandum of agreement to purchase M/V “Seaspan Melbourne” a 50,796 DWT / 4,250 TEU, 2005-built intermediate container carrier and its attached time charter, for a purchase price of $17,500,000, from which $33,259,241 was allocated to the vessel plus costs to make the vessel available for use of $108,594, resulting in a total amount of $33,367,835 presented within “Vessels, net” in the unaudited condensed consolidated balance sheet. In addition, an amount of $15,759,241 was allocated to the in-place attached time charter on the date of the transfer and was recorded as liability within “Fair value of below market time charters acquired” in the unaudited condensed consolidated balance sheet (see Note 5). The vessel was delivered to the Company on  May 24, 2022 and was renamed to “Emmanuel P.”.

On  April 26, 2022, as amended on June 14, 2022, Rena Shipping Ltd., signed a memorandum of agreement to purchase M/V “Seaspan Manila” a 50,796 DWT / 4,250 TEU, 2007-built intermediate container carrier and its attached time charter, for a purchase price of $17,500,000, from which $30,040,206 was allocated to the vessel plus costs to make the vessel available for use of $995,823, resulting in a total amount of $31,036,029 presented within “Vessels, net” in the unaudited condensed consolidated balance sheet. In addition, an amount of $12,540,206 was allocated to the in-place attached time charter on the date of the transfer and was recorded as liability within “Fair value of below market time charters acquired” in the unaudited condensed consolidated balance sheet (see Note 5). The vessel was delivered to the Company on  June 27, 2022 and was renamed to “Rena P.”.

As of  June 30, 2022 fourteen vessels with a net book value of 158,369,761 are used as collateral under the Company’s loan agreements (see Note 8), while four of the Company’s vessels, M/V “Akinada Bridge”, M/V “Joanna”, M/V “Emmanuel P” and M/V “Rena P” are unencumbered.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Fair Value of Below Market Time Charters Acquired

As part of the acquisition of M/V “Marcos V”, in  December 2021, which was acquired by the Company with time charter agreement attached, the Company recognized a liability of $17,691,698. Additionally, as part of the acquisitions of M/V “Emmanuel P” and M/V “Rena P” in 2022, which were acquired by the Company with time charter agreements attached, expiring on March 3, 2025 and February 6, 2025 respectively, the Company recognized a liability of $15,759,241 and $12,540,206 respectively. These amounts are included in “Fair value of below market time charters acquired” in the unaudited condensed consolidated balance sheets, since it was determined by reference to market data that the respective charter rates were below market rates on the date of the transfer (Level 2).

For the six month periods ended  June 30, 2021 and June 30, 2022, the amortization of fair value of the below market acquired time charters analyzed above was $nil and $3,063,787, respectively, and is included under “Time charter revenue” in the unaudited condensed consolidated statements of comprehensive income.

The unamortized balance of this intangible liability as of  June 30, 2022 of $42,697,246 will be amortized by the end of  July 2025 as per the table below.

For the period ending June 30,	Below market acquired charters
2023	$15,411,223
2024	$15,440,301
2025	$11,452,328
2026	$393,394
Total	$42,697,246

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6. Related Party Transactions

Details of the Company’s transactions with related parties did not change in the six-month period ended  June 30, 2022 and are discussed in Note 8 of the Company’s consolidated financial statements for the year ended  December 31, 2021, included in the 2021 Annual Report.

The Company’s vessel owning companies are parties to management agreements with the Management Company, which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 and Euro 720 for the six-month periods ended  June 30, 2021 and 2022, respectively, under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $2,148,221 and $2,345,944 in the six-month periods ended  June 30, 2021 and 2022, respectively. The MMA was further renewed on  January 1, 2018 for an additional five-year term until  January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee was adjusted for inflation at Euro 720 for the year 2022 from Euro 685 in the year 2021 and  may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of comprehensive income.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For each of the six-month periods ended  June 30, 2021 and 2022, compensation paid to the Management Company for such additional services to the Company was $1,000,000. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists. As of  December 31, 2021 and  June 30, 2022, the amount due to related company was $309,970 and $100,564, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. Commissions to Eurochart S.A. for chartering services were $338,985 and $1,218,107 for the six-month periods ended  June 30, 2021 and 2022, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of comprehensive income. In May and June 2022, the Company withheld the amount of $350,000 from the sellers of M/V “Rena P” and M/V “Emmanuel P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessels.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $42,998 and $65,997 in the first six months of 2021, respectively. In the first six months of 2022, total fees charged by Sentinel and Technomar were $59,834 and $121,600, respectively.  These amounts are recorded in “Vessel operating expenses” in the unaudited condensed consolidated statements of comprehensive income.

On  November 1, 2019, the Company entered into an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw $2.5 million loan to finance working capital needs. The loan was fully repaid on  March 31, 2021. The interest rate applied on the agreement was 8% per annum and interest on the loan was payable quarterly. Within the first quarter of 2021 the Company paid $50,000 for interest.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

7. Other operating (income) / expenses

A subsidiary of the Company, Alterwall Business Inc., owner at that time of M/V “Ninos”, was involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in  October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in  November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank had restricted an equal amount of the Company's cash. The Company had made a provision of $0.15 million in prior years for any costs that  may be incurred from the case. In  June 2021 the Company reached an agreement with the claimants to pay $0.06 million in order for them to withdraw their claim. After accounting for the settlement amount and additional estimated costs of $0.01 million, the Company recognized other operating income of $0.08 million in the six-month period ended  June 30, 2021, against the provision of $0.15 million already booked in prior years.

In  February 2020, the Company entered into an agreement to sell for scrap M/V “Manolis P”. The vessel reached her destination port on  April 7, 2020, but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India). A dispute with the buyers was since in arbitration. The advance received from the buyers amounting to $1,133,817 was transferred from the Company’s bank account to an escrow account following this dispute. The court dismissed the opponents claim in  June 2021. The Company recognized other operating income of $1.0 million in the six-month period ended  June 30, 2021, after accounting for estimated expenses for the arbitration.

The Company also recorded other operating income amounting to $0.2 million in the six-month period ended  June 30, 2021 following the collection of amounts previously written off, relating to accounts with charterers of sold vessels.

For the six-month period ended June 30, 2022 the Company recorded other operating expenses of $0.35 million that relates to the settlement of accounts with charterers.

These amounts are recorded under “Other operating (income) / expenses” in the unaudited condensed consolidated statements of comprehensive income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans

These consist of bank loans of the ship-owning companies. Outstanding long-term bank loans as of December 31, 2021 and June 30, 2022 are as follows:

Borrower	December 31, 2021	June 30, 2022
Noumea Shipping Ltd. / Gregos Shipping Ltd.	9,375,000	8,625,000
Diamantis Shipowners Ltd.	2,384,460	2,063,540
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	8,450,000	7,550,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	40,300,000	35,700,000
Jonathan John Shipping Ltd. / Corfu Navigation Ltd.	9,500,000	8,500,000
Jonathan Shipowners Ltd.	15,000,000	12,800,000
Marcos Shipping Ltd.	34,000,000	30,000,000
	119,009,460	105,238,540
Less: Current portion	(29,284,460)	(39,958,540)
Long-term portion	89,725,000	65,280,000
Deferred charges, current portion	250,411	321,411
Deferred charges, long-term portion	720,049	482,057
Long-term bank loans, current portion net of deferred charges	29,034,049	39,637,129
Long-term bank loans, long-term portion net of deferred charges	89,004,951	64,797,943

The future annual loan repayments are as follows:

To June 30:
2023	39,958,540
2024	35,640,000
2025	13,740,000
2026	15,900,000
Total	105,238,540

Details of the loans are discussed in Note 9 of our consolidated financial statements for the year ended  December 31, 2021 included in the 2021 Annual Report.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans - continued

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of Euroseas Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the security cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,967,285 and $5,575,234 as of  December 31, 2021 and  June 30, 2022, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of  June 30, 2022, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended  June 30, 2021 and 2022 amounted to $1,381,667 and $2,146,602, respectively.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

9. Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of  June 30, 2022, future gross minimum revenues under non-cancellable time charter agreements total $385.2 million, $176.4 million of which is due in the period ending  June 30, 2023, $131.2 million is due in period ending  June 30, 2024, $64.4 million is due in period ending  June 30, 2025 and $13.2 million is due in period ending  June 30, 2026. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate  may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of  June 30, 2022, the Company had under construction nine container carriers with a total contracted amount of $352.9 million. An amount of $100.6 million is payable in the period ending  June 30, 2023, $157.9 million is payable in the period ending  June 30, 2024 and an amount of $56.7 million payable in the period ending December 31, 2024. The Company intends to finance these commitments with bank financing and own cash.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

10. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of  January 1, 2022, and changes during the six-month period ended  June 30, 2022, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2022	72,593	19.05
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2022	72,593	19.05

As of  June 30, 2022, there was $833,863 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.62 years. The share-based compensation recognized relating to the unvested shares was $57,850 and $431,502 for the six-month periods ended  June 30, 2021 and 2022, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

The unvested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of June 30, 2022 the unvested restricted shares accrued dividends of $31,675. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11. Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	For the six months ended June 30,
	2021	2022

Net income	11,736,326	60,686,136
Dividends to Series B Preferred shares	(255,324)	-
Preferred deemed dividend	(345,423)	-
Net income attributable to common shareholders	11,135,579	60,686,136
Weighted average common shares – outstanding, basic	6,745,305	7,223,189
Basic earnings per share	1.65	8.40
Effect of dilutive securities:
Dilutive effect of unvested shares	44,413	33,245
Weighted average common shares – outstanding, diluted	6,789,718	7,256,434
Diluted earnings per share	1.64	8.36

The Company excluded the effect of its Series B preferred shares on  June 30, 2021, as they were anti-dilutive.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

12. Preferred shares, Common shares and Additional paid-in capital

A summary of the Company's “Preferred shares” is discussed in Note 16 of our consolidated financial statements for the year ended  December 31, 2021 included in the 2021 Annual Report.

In  January 2021, the Company agreed to redeem 2,000 of the outstanding balance of its Series B Preferred Shares and paid $2,000,000 to the Series B Preferred Shares shareholders. In connection with the redemption, the Company agreed with its Series B Preferred Shares shareholders to set the dividend rate of its Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until    January 29, 2023, after which date the dividend rate would increase to 14%, and would be payable only in cash.

In  June 2021, the Company converted the remaining amount of 6,365 Series B Preferred Shares into common shares. The difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment and the shares offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption and the conversion (net of issuance costs) amounted to $345,423, and was recorded as preferred deemed dividend.

For the six-month period ended  June 30, 2021 the Company declared two consecutive dividends totaling $0.26 million, which were accrued and paid in  July 2021.

On May 23, 2022, the Company announced that its Board of Directors has approved a share repurchase program (“the Share Repurchase Program”) for up to a total of $20 million of the Company's common stock. The Board will review the program after a period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice.

During the six months ended June 30, 2022, the Company repurchased 14,602 common shares under the Share Repurchase Program in open market transactions for an aggregate consideration of approximately $0.35 million. The repurchased shares were cancelled and removed from the Company’s share capital.

Pursuant to the reinstitution of the Company’s common stock dividend plan, during the six month period ended June 30, 2022, the Company declared and paid a cash dividend of $3.65 million (or $0.50 per common share for the first quarter of 2022).

13. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivatives. The principal financial liabilities of the Company consist of long-term bank loans, derivatives, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and Eurobank agree to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “Gain on derivatives, net” in the unaudited condensed consolidated statements of comprehensive income. As of  June 30, 2022, the Company had three open swap contracts for a notional amount of $60.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash, trade accounts payables, accrued expenses and amount due to related company approximate their individual carrying amounts as of December 31, 2021 and June 30, 2022, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of June 30, 2022, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

13. Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2021
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	Derivatives, asset current portion	$540,753	-	$540,753	-
Liabilities
Interest rate swap contracts, long-term portion	Derivatives, asset long-term portion	$952,666	-	$952,666	-

	Fair Value Measurement as of June 30, 2022
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	Derivatives, asset current portion	$984,547		$984,547	-
Interest rate swap contracts, long-term portion	Derivatives, asset long-term portion	$1,014,196	-	$1,014,196	-

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

13. Financial Instruments - continued

Fair value of financial instruments - continued

The amount of Gain on derivatives, net recognized in the unaudited condensed consolidated statements of comprehensive income, is analyzed as follows:

Derivative not designated as hedging instrument	Location of gain / (loss) recognized	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022
Interest rate swap contract– Unrealized gain	Gain on derivatives, net	473,647	2,410,656
Interest rate swap contract - Realized loss	Gain on derivatives, net	(85,502)	(100,752)
Total gain on derivative		388,145	2,309,904

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

14. Subsequent Events

The following event occurred after  June 30, 2022:

a.

In July, August, September and October 2022, the Company under its Share Repurchase Program repurchased and cancelled 124,339 common shares for an aggregate consideration of approximately $2.7 million.

b.

On August 10, 2022, the Board of Directors declared a cash dividend of $0.50 per Euroseas Ltd. common share.  Such cash dividend was paid on September 15, 2022 to the holders of record of Euroseas Ltd. common shares as of September 9, 2022.

c.

On September 13, 2022, the Company entered into a loan agreement with HSBC Bank plc., for a loan up to lesser of $19.25 million or 55.0% of the vessels market value of M/V “Rena P” and M/V “Emmanuel P”, to finance general purposes of the borrowers and the guarantor, being the Company. On September 16, 2022, the Company drew an amount of $19.25 million. The loan is payable in ten equal consecutive quarterly instalments of $1.0 million each, followed by a $9.25 million balloon payment to be made together with the last installment. The interest rate margin is 1.95% over Secured Overnight Financing Rate (Term SOFR). The loan is secured with (i) first priority mortgage over M/V “Rena P” and M/V “Emmanuel P”, (ii) first assignment of earnings of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company.